UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

PETROBRAS

2024 OFFSHORE TECHNOLOGY CONFERENCE®

Offshore Technology Conference

LEADING THE GLOBAL ENERGY EVOLUTION

6–9 May 2024 >> NRG Park >> Houston, Texas, USA

2024.otcnet.org >> #OTC2024

Marlim and Campos Basin Offshore Asset Revitalization and Life Extension: Increasing Recovery and Environmental Resilience

Mariana Cavassin and Paulo Marinho Neto

PETROBRAS

Marlim and Campos Basin Offshore Asset Revitalization and Life Extension:

Increasing Recovery and Environmental Resilience

Mariana Cavassin and Paulo Marinho Neto


FPSO ANNA NERY
NASSAU

Disclaimer

You must read the following before continuing. The following applies to this document, the oral presentation of the information in this document by Petróleo Brasileiro S.A. - Petrobras (together with its subsidiaries, the “Company”) or any person on behalf of the Company, and any question-and-answer session that follows the oral presentation.

By receiving these materials and/or attending this presentation, you agree to be bound by the following terms and conditions and acknowledge the statements below.

Neither the Company nor any of its affiliates, directors, officers, agents or employees shall be de have any liability whatsoever for any loss or damage arising from any use of these materials or their contents or otherwise arising in connection with these materials or the presentation. No recipient of these materials or attendee to this presentation should construe the contents of these materials as legal, tax, accounting or investment advice or a recommendation to buy, hold or sell any security, or an offer to sell or a solicitation of offers to purchase any security. Each recipient and attendee should consult its own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

These materials contain non-IFRS financial measures used by the Company’s management when evaluating results of operations. The Company’s management believes these measures also provide useful comparisons of current results of operations with past and future periods. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies.

These materials may contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees shall be liable before any third party for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

CAUTIONARY STATEMENT

We present certain data in this presentation, such as oil and gas resources and reserves, that are not prepared in accordance with the United States Securities and Exchange Commission (SEC) guidelines under Subpart 1200 to Regulation S-K, and are not disclosed in documents filed with the SEC, because such resources and reserves do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

Brief history of oil production in Brazil



GUARICEMA (1968)

Water depth 33 m

Beginning of our journey into offshore operations

Brief history of oil production in Brazil

The global oil crisis of the 1970s challenged us to open new frontiers



GAROUPA (1974)

Water depth 120 m

Beginning of our 50-year journey in the Campos Basin

The History of Campos Basin

The global oil crisis of the 1970s challenged us to open new frontiers


100m
400m
1000m
2000m
150m
500m
1,900m
1,900m
OIL DISCOVERIES IN SHALLOW WATERS
1970s
Garoupa Field discovery (1974)
Enchova production started (1977)
LARGE OIL FIELD DISCOVERIES IN DEEP WATERS
1980s
Albacora Field discovery (1984)
Marlim Field discovery (1985)
COMMERCIALLY PROVEN DEEPWATER TECHNOLOGY WAS LACKING AT THE TIME
GLOBAL BENCHMARK IN DEEPWATER EXPLORATION
1990s
Marlim production started (1991)
Marlim OTC Award (1992)
Roncador Field discovery (1996)
ULTRA-DEEP WATERS AND PRE-SALT DEVELOPMENT
2000s
Roncador OTC Award (2001)
Jubarte Pre-salt production Started (P-34) (2008)
MATURE DEEP AND ULTRA-DEEP WATER
2010s 2020s
SSAO - First Mature Deepwater Technologies (2011)
First Revits at Marlim Field (2023)
Marlim and Voador OTC Award (2024)

Campos Basin - Technological Innovation since its beginning

How did Petrobras overcome these relevant challenges and became one of the largest offshore operators in deep and ultra-deep waters in the world?

INTERNATIONAL COOPERATION

SCIENTIFIC COMMUNITY + PRODUCTS AND SERVICES SUPPLIERS

QUALIFICATION AND COMMERCIAL USE

- Wet Christmas Trees
- FPSO
- Polyester mooring
- Deepwater Flow Assurance and Well Control Procedures
- Subsea Separation Systems and many more



PROCAP*
Enabled Deepwater
Marlim and Albacora Fields



PROCAP* 2000
Enabled Ultra-Deepwater
Roncador Field

1992

2001





*PROCAP was a Technological Innovation Program on Deepwater Exploitation Systems



OUR PEOPLE

People are essential to business and technological innovation and resilience

RESPECT FOR LIFE



Respect for Life guides our offshore operations

Petrobras' Campos Basin Today – Big Numbers

A mature basin with unique challenges



JUBARTE
RONCADOR
ALBACORA
RJ
Campos Basin
VOADOR
MARLIM
MARLIM LESTE
MARLIM SUL
TARTARUGA VERDE
ESPADARTE
SUDOESTE DE TARTARUGA VERDE
RAIA MANTA
RAIA PINTADA
DOIS IRMÃOS
ALTO DE CABO FRIO CENTRAL
SETOR SC-APS
Exploration
Under development
Production

ACCUMULATED PRODUCTION	10 BI BOE
PRODUCTION UNITS IN OPERATION	25
PRODUCTION AND INJECTION WELLS	337
SUBSEA RISERS, UMBILICALS AND FLOWLINES	>15 THOUSAND KM

CAMPOS BASIN PRODUCTION (2023)



20%
2,8
MMboed
80%
Petrobras' Campos Basin
Other Petrobras' E&P

Campos Basin Today – Reservoir Complexity

All this complexity is considered in our revitalization programs for the Campos Basin

STRUCTURAL AND STRATIGRAPHIC COMPLEXITY

Campos Basin Reservoirs with Oil in 3D



STOOIP (%)



23%
38%
11%
20%
8%
OLIGO-MIOCENE TURBIDITES
EOCENE TURBIDITES
UPPER CRETACEOUS TURBIDITES
ALBIAN CARBONATES
PRE-SALT APTIAN CARBONATES

FLUID QUALITY

OIL DENSITY (API)



0
6
12
18
24
30
36

AVERAGE 17

VISCOSITY (cp)



0
32
64
96
128
160
192

AVERAGE 30

ROCK QUALITY

POROSITY (%)



0
6
12
18
24
30
36

AVERAGE 19

PERMEABILITY (mD)



0
1400
2800
4200
5600
7000
8400

AVERAGE 1176

MORE COMPLEX — LESS COMPLEX | MINIMUM VALUE | MAXIMUM VALUE

Petrobras' Life-Extension Efforts

What is the usual strategy in the industry for increasing the Recovery Factor?



Total future production added by production units' life-extension: 500 mm boe added

+83 years | +14 years/platform

1000 years gained in lifetime extension analysis of over 400 flexible risers[1]

FLEXIBLE RISERS' LIFE EXTENSION AND REUSE

191 miles of flexible pipe reused in the last 5 years

STRUCTURAL ANALYSIS METHODOLOGY AND TOOLS



Accessory database
Pipe History database
Pipe Structure database
BD FlexCor (corrosion tools)
Qualified Envelopes
WebFlex
API FRAES (flexible pipe analysis tools)
API Permeação (flexible pipe permeation tools)

2019 IOGP REPORT[2]



TESTS, MONITORING AND MAINTENANCE



MODA
wire rupture
monitoring tool

[1] Numbers are for all Campos Basin assets, including Marlim Revitalization; [2] Report published by IOGP, with participation of Petrobras and other major offshore oil & gas producers.

Complementary integrated development plans

Increasing recovery factor and GHG emissions efficiency


JUBARTE
RONCADOR
ALBACORA
VOADOR
MARLIM
MARLIM LESTE
BR
CRT
MARLIM SUL
TARTARUGA VERDE
ESPADARTE
RAIA MANTA
RAIA PINTADA
RJ
Campos Basin

+ 47 WELLS*
195 kbpd in dec/2023

+ +135 NEW WELLS**

+ RESERVES

+ VALUE GENERATION

A Master Plan indicates the best alternatives, from the lifetime extension of assets, even to the replacement of the existing infrastructure in the fields

* Jan/2020 to Dec/2023
** According to Petrobras' SP 2024-2028+

Marlim and Voador revitalization: a megaproject

The largest mature asset recovery program in the global offshore industry - decommissioning of nine platforms and installation of two new ones



P-20
P-33
P-47
P-19
P-18
P-32
P-35
P-26
P-37

9 PRODUCTION UNITS

326 WELLS CONSTRUCTED

MORE THAN **2,9 BILLION BOE** PRODUCED

1.400 KM SUBSEA LINES



Oil
Water
1991
1994
1997
2000
2003
2006
2009
2012
2015
2018
2021

Motivations

- **Relevant oil volume** still to be produced
- Platforms at the **end of productive life**
- Not prepared to process **high BSW and H_2S content**
- Wells with **lower individual production vs. operational costs**
- Opportunity to **extend concession until 2048**

Marlim and Voador revitalization: a megaproject

The largest mature asset recovery program in the global offshore industry - decommissioning of nine platforms and installation of two new ones

2016	2017	2019	2019	2023	2023
Revitalization Project Business Case Approval	**ANP grants extension of Concession** Until 2048	**Project** Concept Approval	**Project** FID Approval	FPSO Anna Nery First oil	FPSO Anita Garibaldi First oil



FPSO ANNA NERY



FPSO ANITA GARIBALDI

Project Main Objectives

- **Extend the productive life** of the fields from 2025 to 2048
- **Achievement** of accumulated **production curve** (~860 MM boe)
- **Reduce** operational costs and CO_2 emissions

Marlim and Voador revitalization: a megaproject

Before


P-20
P-33
P-47
P-19
P-18
P-32
P-35
P-26
P-37

After


FPSO
ANITA GARIBALDI
FPSO
ANNA NERY

Decommissioning	New Production System
9 Platforms (5 FPSO and 4 SS)	**2 Platforms** (FPSO)
8 Large Subsea Equipment	**15 Manifolds** (Production and Injection)
>1,200km Flexible Pipelines & Umbilicals	**>700km** Flexible Pipeline & Umbilicals
90 Wells Plug & Abandonment	**>70 Wells** New and Relocated

REDUCTION OF 55% IN GREENHOUSE GAS
EMISSIONS FROM PLATFORMS
(FROM 1,520 TO 700 KTONS CO_2/YEAR)

Technology matters

TOT-3P concept (True-One-Trip 3 Phases/Sections) is the most optimized oil well configuration developed and patented by Petrobras for post-salt formations

SETTINGS FOR ZERO-BASED BUDGET



HISTORIC AVERAGE: 101 DAYS
OHGP-5P FULL SCOPE
OHGP-4P HISTORIC
TOT-4P
TOT-3P
90 DAYS
81 DAYS
CURRENT AVERAGE: 58 DAYS
45 DAYS
37 DAYS
PLANNED DURATION
PLANNED DURATION

OIL WELL CONSTRUCTION DURATION DECREASED BY 43%
(FROM 101 TO 58 DAYS)

53% COST REDUCTION

TOP 10 PETROBRAS

OFFSHORE WELL CONSTRUCTION DURATION
(DAYS)



35
37
39
41
42
42
43
44
44
46
Marlim's wells
Other Campos Basin's wells

43% REDUCTION IN
EMISSIONS DUE TO MORE EFFICIENT DRILLING OPERATIONS
100 + KTONS OF CO_2 EMISSIONS AVOIDED FROM JAN/21 TO DEC/23

Technology matters



Life extension assessments and reuse of XTs for Marlim and Voador:

- Integrity assessment
- Valve functionality and leakage testing

30 well interventions avoided

~70% of assessed XTs approved for reuse

OVERVIEW OF REUSED XT



ULTRASONIC THICKNESS MEASUREMENT



40+ KTONS OF CO_2

EMISSIONS WERE PREVENTED OR POSTPONED DUE TO FEWER WELLS INTERVENTIONS

The future of Campos Basin: 2024-2028

Revitalization Projects have a key importance in our current Strategic Plan for the next 5 years



JUBARTE
RONCADOR
ALBACORA
RJ
Campo Basin
VOADOR
MARLIM
MARLIM LESTE
MARLIM SUL
TARTARUGA VERDE
ESPADARTE
SUDOESTE DE TARTARUGA VERDE
RAIA MANTA
RAIA PINTADA
DOIS IRMÃOS
ALTO DE CABO FRIO CENTRAL
SETOR SC-APS
Exploration
Under development
Production

CAPEX (2024-28)
US$ 22 billions

NEW PRODUCTION UNITS
3 Units 2025 to 2028 + 1 Unit as non-operator in 2028

NEW WELLS
+ 135

SUBSEA LINES
+2014 km

INFRASTRUCTURE REVAMP
Oil and Gas Pipelines, Optic Fiber

2028 OPERATED PRODUCTION FORECAST
75% New projects | 25% production maintenance

2023	2025	2027	2028
FPSO A. GARIBALDI FPSO ANNA NERY	FPSO MARIA QUITÉRIA	REVIT ALBACORA	REVIT BARRACUDA-CARATINGA RAIA MANTA AND RAIA PINTADA

Deepwater's decommissioning portfolio: 2024-2028



8,0
U\$\$ Bi

13 PLATFORMS IN THE NEXT 5 YEARS

FIXED	FLOATING	SEMI SUBMERSIBLE
1	6	6

2 platforms already decommissioned
P-32 left offshore field location in Nov/2023
P-33 left offshore field location in Feb/2024

WELLS
300

FLEXIBLE LINES TO DECOMISSION
~ 1800 km

GREEN DECOMMISSIONING OF PLATFORMS

- COMPLIANCE WITH ESG PRACTICES
- FOCUS ON VALUE CREATION, CIRCULAR ECONOMY, SAFETY AND RESPECT FOR PEOPLE AND THE ENVIRONMENT

50 years of the Campos Basin

Pioneering spirit, now in deepwater brownfield redevelopment

PETROBRAS

OFFSHORE TECHNOLOGY CONFERENCE®

THANK YOU

2024.otcnet.org >> #OTC2024